FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 24, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 24, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued - 23 January 2003, London, United Kingdom


      GlaxoSmithKline Receives Positive Opinion from European Committee for Proprietary Medicinal Products for SeretideTM for the Treatment of COPD

GlaxoSmithKline plc [LSE and NYSE: GSK], announced today that they have received a positive opinion from the European Committee for Proprietary Medicinal Products (CPMP) for SeretideTM (Seretide Diskus 500/50) as a new treatment for Chronic Obstructive Pulmonary Disease (COPD). This means that European Marketing Authorization should be granted within the next few months followed by launches across Europe in the first half of 2003.


"Today's decision by the CPMP represents a milestone in the treatment of COPD - Seretide is an effective and convenient medicine for the treatment of COPD and offers real hope to those physicians and patients fighting this deadly disease", said Andrew Witty, President, Pharmaceuticals, Europe at GSK.


The approval is important for Europe where COPD is currently the fifth largest killer (1) and affects an estimated 340 million COPD patients worldwide (2). Seretide is the first inhaled steroid/long acting beta2 agonist combination product to receive a positive European regulatory opinion for the treatment of COPD a multi-component disease.


S M Bicknell
Company Secretary
23 January 2003


GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.


Note that Seretide is marketed as VianiTM in Germany.


Cautionary statement regarding forward-looking statements


Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are discussed in the section "Cautionary factors that may affect future results" in GSK's results announcement for the year ended 31 December 2001, filed with the U.S. Securities and Exchange Commission.





References:


1. Murray CJL, Lopez AD. Eds. The Global Burden of Disease: a comprehensive assessment of mortality and disability from diseases, injuries, and risk factors in 1990 and projected to 2002. Cambridge; Harvard University Press; 1996.


2. The World Health Report 1998. Life in the 21st Century. A vision for all. World Health Organisation, Geneva, 1998.











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                              Siobhan Lavelle         (020) 8047 5502


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European Analyst/Investor enquiries:

                              Duncan Learmouth        (020) 8047 5540

                              Philip Thomson          (020) 8047 5543

                              Anita Kidgell           (020) 8047 5542

US Analyst/ Investor enquiries:

                              Frank Murdolo           (215) 751 7002

                              Tom Curry               (215) 751 5419